August 5, 2024

For Immediate Release

Real Estate Investment Trust Securities Issuer:
Mitsui Fudosan Logistics Park Inc. (Securities Code: 3471) 6-8-7 Ginza, Chuo-ku, Tokyo 104-0061 Representative: Hiroshi Asai, Executive Director

Asset Management Company:

Mitsui Fudosan Logistics REIT Management Co., Ltd. Representative: Shinobu Sakanoshita, President and Chief

Executive Officer

Inquiries: Kenji Yamamoto, Managing Director and Chief

Financial Officer

Tel. +81-3-6327-5160

Notice Concerning Split of Investment Units

Mitsui Fudosan Logistics Park Inc. (“MFLP-REIT”) announced that it has decided at the Board of Directors Meeting held today, to split its investment units (“the Split of Investment Units”) as follows.

1. Purpose of Split of Investment Units

As announced in the press release “Notice Concerning Execution of the Merger Agreement between Mitsui Fudosan Logistics Park Inc. and Advance Logistics Investment Corporation” dated today by MFLP-REIT and Advance Logistics Investment Corporation (“ADL”), MFLP-REIT and ADL agreed to implement an absorption-type merger (the “Merger”), in which MFLP-REIT will become the surviving corporation and ADL will become the dissolving corporation, with the effective date being November 1, 2024, and entered into a merger agreement (the “Merger Agreement”) as of today.

The Merger will be performed by way of an absorption-type merger with MFLP-REIT as the surviving corporation, and the merger ratio before considering the Split of Investment Units would be MFLP-REIT 1: ADL 0.292. However, with this merger ratio, 0.292 MFLP-REIT investment units will be allotted to every ADL investment unit, resulting in a large number of ADL unitholders that will receive MFLP-REIT investment units of less than one unit. For this reason, in order to enable the ADL unitholders to continue to hold MFLP-REIT investment units after the Merger, we decided to split MFLP-REIT investment units at a ratio of four investment units per one investment unit, for the purpose of providing at least one MFLP-REIT investment unit to all ADL unitholders. As a result of the Split of Investment Units, ADL unitholders will be allotted 1.168 MFLP-REIT investment units after the Split of Investment Units for each ADL investment unit.

2. Overview of Split of Investment Units

(1) Method of Split of Investment Units

MFLP-REIT will implement a four for one split of the investment units held by MFLP-REIT unitholders stated or recorded on the registry of unitholders as at the end of October 31, 2024, which is the day preceding the effective date of the Merger. The Split of Investment Units will become effective on November 1, 2024, which is the effective date of the Merger, provided that the merger agreement pertaining to the Merger has not been terminated or expired by the day before the effective date of the Merger.

The merger described in this press release involves securities of a Japanese company. The merger is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the merger, such as in the open market or through privately negotiated purchases.

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Fractions of a unit resulting from the allotment to ADL unitholders after the Split of Investment Units will be sold on the market in accordance with statutory provisions, and the proceeds will be delivered to the unitholders according to the fractions that each of them holds.

＊The final trading day with rights at the Tokyo Stock Exchange will be October 29, 2024.

(2) Number of Investment Units to be Increased by the Split of Investment Units

(ⅰ)	Total number of outstanding investment units before the Split of Investment Units	608,000 units
(ⅱ)	Number of investment units to be increased by the Split of Investment Units	1,824,000 units
(ⅲ)	Total number of outstanding investment units after the Split of Investment Units	2,432,000 units
(ⅳ)	Total number of outstanding MFLP-REIT investment units after the Merger	3,219,699 units (Note 1)
(ⅴ)	Total number of authorized investment units after the Split of Investment Units and the Merger	32,000,000 units (Note 2)

(Note 1) The number under the assumption that, in connection with the Merger, 1.168 MFLP-REIT investment units following the Split of Investment Unit would be allocated to every ADL investment unit with respect to all outstanding ADL investment units (674,400 units) as of today.

(Note 2) The current total number of authorized MFLP-REIT investment units is 8,000,000 units. However, in connection with the Split of Investment Units, the Articles of Incorporation of MFLP-REIT will be partially amended, and the total number of authorized investment units will be changed as of the effective date of the Merger. For details, please see the “Notice Concerning Approve of a Merger Agreement and Partial Amendments to the Articles of Incorporation” released today.

3. Schedule of Split of Investment Units

(1)	Date of public announcement of record date	Early October 2024 (planned)
(2)	Record date	October 31, 2024 (planned)
(3)	Effective date	November 1, 2024 (planned)

End

*MFLP-REIT’s corporate website: https://www.mflp-r.co.jp/en/

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